UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68327

11020705

FACING PAGE
...quired of Brokers and Dealers Pursuant to Section 17 of the ...es Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/12/09 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Fairholme Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Road
(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Matthew O. Tierney 610-382-3829
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue New York, NY 10154
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Ope 3/21/11

AB 3/30

OATH OR AFFIRMATION

I, Matthew O. Tierney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Fairholme Distributors, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JUDY C. CAMPBELL
NOTARY PUBLIC
STATE OF DELAWARE
My commission expires March 28, 2011

Signature 3/2/11

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm

The Board of Directors
Fairholme Distributors, Inc.:

We have audited the accompanying statement of financial condition of Fairholme Distributors, Inc. (the Company), as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from June 12, 2009 (inception) to December 31, 2010 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Fairholme Distributors, Inc. as of December 31, 2010 and the results of its operations and its cash flows for the period from June 12, 2009 (inception) to December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

March 2, 2011

FAIRHOLME DISTRIBUTORS, INC.

(An Indirect Wholly-owned Subsidiary of The Bank of New York Mellon Corporation)

Statement of Financial Condition

December 31, 2010

Assets		
Cash and cash equivalents	$	74,778
Accounts receivable		33,184
Prepaid expenses		3,304
Total assets	$	111,266
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses	$	8,438
Due to affiliate		5,767
Income taxes payable		2,268
Total liabilities		16,473
Stockholder's equity:		
Common stock, $1.00 par value, 1,000 shares authorized; 100 shares issued and outstanding		100
Additional paid-in capital		99,900
Accumulated deficit		(5,207)
Total stockholder's equity		94,793
Total liabilities and stockholder's equity	$	111,266

See accompanying notes to financial statements.

FAIRHOLME DISTRIBUTORS, INC.

(An Indirect Wholly-owned Subsidiary of The Bank of New York Mellon Corporation)

Statement of Operations

Period from June 12, 2009 (inception) to December 31, 2010

Revenues:		
Service fees	$	78,010
Total revenues		78,010
Expenses:		
Allocated support services		45,130
Professional and other services		39,230
General office expenses		268
Total expenses		84,628
Loss before income taxes		(6,618)
Income tax benefit		(1,411)
Net loss	$	(5,207)

See accompanying notes to financial statements.

FAIRHOLME DISTRIBUTORS, INC.
(An Indirect Wholly-owned Subsidiary of The Bank of New York Mellon Corporation)

Statement of Changes in Stockholder's Equity

Period from June 12, 2009 (inception) to December 31, 2010

	Common stock		Additional paid-in capital	Accumulated deficit	Total stockholder's equity
	Shares	**Amount**			
Balance at June 12, 2009	—	$ —	—	—	—
Initial contribution	100	100	49,900	—	50,000
Net loss	—	—	—	(5,207)	(5,207)
Contribution	—	—	50,000	—	50,000
Balances at December 31, 2010	100	$ 100	99,900	(5,207)	94,793

See accompanying notes to financial statements.

FAIRHOLME DISTRIBUTORS, INC.
(An Indirect Wholly-owned Subsidiary of The Bank of New York Mellon Corporation)

Statements of Cash Flows

Period from June 12, 2009 (inception) to December 31, 2010

Cash flows from operating activities:		
Net loss	$	(5,207)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) in assets:		
Accounts receivable		(33,184)
Prepaid expenses		(3,304)
Increase in liabilities:		
Accrued expenses		8,438
Due to affiliate		5,767
Income taxes payable		2,268
Total adjustments		(20,015)
Net cash used in operating activities		(25,222)
Cash flows from financing activities:		
Capital contributions		100,000
Net cash provided by financing activities		100,000
Net increase in cash		74,778
Cash and cash equivalents at beginning of period		—
Cash and cash equivalents at end of year	$	74,778
Supplemental cash flows disclosure:		
Income tax payments	$	3,730
Income tax refunds		5,492

See accompanying notes to financial statements.

(1) Organization

Fairholme Distributors, Inc., (the "Company") is a wholly-owned subsidiary of BNY Mellon Distributors, Inc. (the "Parent") and an indirect, wholly-owned subsidiary of BNY Mellon Distributors Holdings, Inc. and The Bank of New York Mellon Corporation ("BNY Mellon"), a publicly traded company. On July 1, 2010, BNY Mellon acquired PNC Global Investment Servicing, Inc., the Company's former parent, from the PNC Financial Services Group ("PNC") through a stock purchase agreement.

The Company was incorporated in the state of Delaware on June 12, 2009. On February 1, 2010 the Company became a member of the Financial Industry Regulatory Authority ("FINRA") and received approval to operate as a broker-dealer registered with the Securities Exchange Commission ("SEC").

As a registered broker-dealer, the Company commenced operations on February 1, 2010 and serves solely as distributor and principal underwriter to the Fairholme Family of Funds (the "Funds") and, as a result, substantially all of the Company's revenues from these services were earned from the Funds. The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph k(1) of the rule.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 (40 Act).

(c) Accounts Receivable

Accounts receivable includes amounts due for the performance of distribution and support services.

(d) Revenue Recognition

Revenue from service fees is recognized in the period the service is rendered. The Company earns distribution fee revenue from various funds based on a percentage of outstanding net assets of certain classes of shares of such funds.

(e) Out-of-Pocket Expenses

Companies that provide services as part of their central ongoing operations generally incur incidental expenses that, in practice, are commonly referred to as "out-of-pocket" expenses. These expenses often include, but are not limited to, expenses related to travel, telecommunications, postage, delivery and bank depository charges. In many cases, the Company and the client agree that the client will reimburse the Company for the actual amount of such expenses incurred. Reimbursements

received for out-of-pocket expenses incurred are characterized as a component of "Service fees," while the expenses are included within "Professional and other services" and "General office expenses" in the statement of operations.

(f) Income Taxes

Starting on July 1, 2010, the operating results of the Company are included in the consolidated U.S. Federal tax return and combined state tax returns of BNY Mellon and its subsidiaries. The Company accrues income taxes for Federal and State combined returns on a modified separate return method so that net operating losses (or other tax attributes) are realized by the Company when these tax attributes are utilized in the consolidated tax returns. In states where the Company files separate from BNY Mellon, taxes are accrued on a separate company basis. The amount of current tax expense or benefit calculated is either remitted to or received from BNY Mellon pursuant to a tax sharing agreement between BNY Mellon and the Company. The Company accounts for income taxes in accordance with FASB ASC, Topic 740, Income Taxes, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates and those differences may or may not be material.

(h) Recently Issued Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-6, *Fair Value Measurements and Disclosures* (Topic 820) – *Improving Disclosures about Fair Value Measurements,* which is effective for periods beginning after December 15, 2009. This guidance provides amendments to require new disclosures as follows: transfers in and out of Levels 1 and 2 and the reasons for the transfers, additional breakout for asset and liability categories.

(3) Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the Rule), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2010, the Company had net capital of $56,809, which was $51,809 in excess of the required net capital of $5,000. The Company's resulting ratio of aggregate indebtedness to net capital was 0.29 to 1.

(Continued)

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

(4) Fair Value Measurement

Fair value is defined in GAAP as the price that would be received to sell an asset or the price paid to transfer a liability on the measurement date. The standard focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between willing market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1 – Quoted prices in active markets for identical assets or liabilities.

Level 2 – Observable inputs other than Level 1 such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated to observable market data for substantially the full term of the asset or liability. At December 31, 2010, the Company held no Level 2 assets.

Level 3 – Unobservable inputs that are supported by minimal or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. At December 31, 2010, the Company held no Level 3 assets.

Assets and liabilities measured at fair value on a recurring basis, including instruments for which the Company has elected the fair value option, are summarized below. Cash and cash equivalents classified as Level 1 assets include investments in open-end money market mutual funds of $74,778 at December 31, 2010.

		Level 1	Total
At December 31, 2010:			
Cash and cash equivalents	$	74,778	74,778

(5) Income Taxes

Starting on July 1, 2010, the operating results of the Company are included in the consolidated U.S. Federal tax return and combined state tax returns of BNY Mellon and its subsidiaries.

The income tax benefit included in the statement of operations is as follows:

At December 31, 2010:		
Current income taxes:		
Federal	$	(2,804)
State		1,393
Total current income benefit		(1,411)
Deferred income taxes:		
Federal		
State		
Total deferred income taxes		—
Total income tax benefit	$	(1,411)

At December 31, 2010, the Company had an intercompany payable for taxes to BNY Mellon of $2,268.

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of state income taxes.

Pursuant to the acquisition agreement between BNY Mellon and PNC, any additional tax liabilities arising for periods prior to July 1, 2010, are liabilities of PNC.

At December 31, 2010, the Company has recorded no liability for net unrecognized tax benefits relating to uncertain income tax positions.

(6) Related Party Transactions

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with an affiliate, which is under common control of BNY Mellon. Accordingly, the Company has been charged for such shared costs. The Parent, BNY Mellon and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2010, these allocations totaled $45,130, which are included in "Allocated support Services" in the statement of operations. At December 31, 2010, amounts payable to the Parent and affiliates totaled $5,767, which is included in "Due to affiliate" on the statement of financial condition. The income taxes payable of $2,268, as recorded on the statement of financial condition, is an intercompany payable.

The members of the Board of Directors of the Company are employees of the Parent or an affiliate. For the year ended December 31, 2010, the Board members did not receive any remuneration for their services.

(7) Concentration of Credit Risk

Financial instruments, which potentially subject the Company to credit risk, consist principally of cash and cash equivalents held in deposit accounts or money market mutual funds.

SUPPLEMENTARY SCHEDULES

Schedule I

FAIRHOLME DISTRIBUTORS, INC.

(An Indirect Wholly-owned Subsidiary of the Bank of New York Mellon Corporation)

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2010

Net capital:		
Stockholder's equity	$	94,793
Deduction for nonallowable assets:		
Accounts receivable		33,184
Prepaid expenses		3,304
Net capital before haircuts on securities positions		58,305
Haircuts on securities:		
Investment in money market mutual fund (2% of $74,778)		1,496
Net capital	$	56,809
Computation of basic net capital requirement:		
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000)	$	5,000
Net capital in excess of required minimum		51,809
Ratio of aggregate indebtedness to net capital		0.29 to 1

There are no material differences between the amounts presented above and amounts presented in the Company's December 31, 2010 unaudited amended FOCUS Part II Report filed by the Company on March 2, 2011.

See accompanying Report of Independent Registered Public Accounting Firm.

Schedule II

FAIRHOLME DISTRIBUTORS, INC.
(An Indirect Wholly-owned Subsidiary of the Bank of New York Mellon Corporation)

Statement Regarding Rule 15c3-3
December 31, 2010

The Company is exempt under Rule 15c3-3(k)(1) of the Securities and Exchange Commission, limiting business to the distribution of mutual funds and/or variable life insurance or annuities. At December 31, 2010, the Company held no customer funds and had no required deposit.

See accompanying Report of Independent Registered Public Accounting Firm.

SUPPLEMENTARY REPORT

KPMG LLP
345 Park Avenue
New York, NY 10154

Report of Independent Registered Public Accounting Firm on Internal Controls Required by SEC Rule 17a-5

The Board of Directors
Fairholme Distributors, Inc.:

In planning and performing our audit of the financial statements of Fairholme Distributors, Inc. (the Company), as of December 31, 2010 and for the period from June 12, 2009 (inception) to December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 2, 2011

KPMG

FAIRHOLME DISTRIBUTORS, INC.

(An Indirect Wholly-owned Subsidiary of
The Bank of New York Mellon Corporation)

Financial Statements and Supplemental Schedules

December 31, 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

FAIRHOLME DISTRIBUTORS, INC.
(An Indirect Wholly-owned Subsidiary of
The Bank of New York Mellon Corporation)

Financial Statements and Supplemental Schedules

December 31, 2010

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